SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of December

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

December 28, 2004

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

	By:	/s/ PEDRO TOLL

	Name:	Pedro Toll
	Title:	Deputy Manager

PRESS RELEASE

Bladex ANNOUNCES NEW TREASURER

Panama City, Republic of Panama, December 28, 2004 – Banco Latinoamericano de Exportaciones, S.A. – Bladex (NYSE:BLX or “the Bank”), announced today the appointment of Gregory Testerman as Treasurer, effective January 1, 2005.  Mr. Testerman replaces Christopher Hesketh, who will leave the Bank on December 31, 2004.

“We are fortunate to have someone of Greg’s caliber and experience joining us to replace Christopher, who did so much to establish Bladex’s reputation for excellence and transparency”, stated Jaime Rivera, Bladex’s CEO.

A graduate of the University of Notre Dame, Mr. Testerman joins Bladex after a career with Banco Santander and Chase Manhattan Bank, where he served in treasury management roles throughout the U.S, Latin America, Japan, London and Brussels. He will be based in Panama City, and will report to Mr. Rivera.

Bladex is a supranational bank originally established by the central banks of Latin American and Caribbean countries to finance and promote trade in the Latin American and Caribbean region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, Latin American and international commercial banks, and institutional and retail investors.

For further information, please access www.blx.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention:  Carlos Yap S., Senior Vice President – Finance
Tel.: (507) 210-8581, E-mail: cyap@blx.com

-or-

i-advize Corporate Communications, Inc.,
80 Wall Street, Suite 515,
New York, NY  10005
Attention:  Melanie Carpenter / Peter Majeski
Tel.: (212) 406-3690, E-mail:  bladex@i-advize.com